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                                                               Exhibit 20
May 7, 1998

Dear Stockholder:

The recent unanimous recommendation by the United States International Trade Commission (ITC) that President Clinton impose a quota on imports of wheat gluten is extremely encouraging. While there is no certainty as to what direction the President's decision later this month might take, we consider it essential to be poised to respond immediately to the effects of a favorable outcome. During the third quarter, therefore, we increased the utilization of our gluten production capacity in the face of existing adverse conditions caused by unfair competition from the European Union. As a result, our third quarter earnings peformance was negatively affected. We ended the quarter with a net loss of $438,000, or $0.05 per share, on sales of $53,310,000, compared to net income of $3,000 on sales of $54,449,000 for the third quarter of fiscal 1997. For the first nine months of fiscal 1998, we had a net loss of $566,000, or $0.06 per share, on sales of $166,780,000, versus net income of $862,000, or $0.09 per share on sales of $162,871,000.

A determination from the President regarding the ITC's quota recommedation had previously been expected to occur in mid May. However, due to an extended information gathering process, the determination has been delayed until the end of the month.

As previously reported, the ITC included in its recommendation that a separate quota be established for the European Union, "taking into account the disproportional growth and the impact of imports of wheat gluten from the European Union." Commissioners also recommended that "the President undertake international negotiations to address the underlying cause of the increase in imports of wheat gluten or otherwise to alleviate the injury to the domestic industry."

The recommended quota would be placed in effect for a four-year period, with the base amount in the first year increasing by a modest percentage in each of the following three years. This manner of relief will allow us to not only compete on a more level playing field in the regular wheat gluten market, but also the ability to more aggressively develop, produce and market increased quantities of modified wheat gluten products in an array of exciting value-added niches. The growth potential of these products in both food and non-food applications is quite promising, as demonstrated by the strong interest they continue to gain through increased exposure. The quota's time frame will provide an effective adjustment period to turn that interest into significant, tangible results for the long-term. You can assist in achieving this goal by writing to President Clinton and urging him to implement the ITC's recommendation. Write to him at The White House, Washington, DC 20500.

As occurred during the second quarter of this fiscal year, demand for our alcohol products softened in the third quarter, causing price declines compared to the same period of fiscal 1997. The onset of these conditions in the food grade beverage and industrial alcohol markets was due mainly to increased supplies throughout the industry combined with seasonal factors. Lower gasoline prices principally accounted for the decline in fuel grade alcohol prices. Presently, we are experiencing indications that improved conditions for food grade alcohol may start to materialize later in the current quarter.
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We also are experiencing  healthy conditions in our premium wheat starch market, and continue to pursue new opportunities to serve customers whose products can benefit from our value-added modified starches. This both reflects and supports our strategy to increasingly develop our presence in specialty markets, wherein substantial growth for the future can be realized.

Sincerely,
s/Ladd M. Seaberg
Ladd M. Seaberg
President and CEO